UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 001-36433

GasLog Partners LP

(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report on Form 6-K/A amends the Report on Form 6-K filed with the Securities and Exchange Commission on April 10, 2018 (the “Report”) by GasLog Partners LP (the “Company”) solely to remove the language that incorporated by reference the Report into the Company’s Registration Statements on Form F-3 (Registration No. 333-220736) and Form S-8 (Registration No. 333-203139) (collectively, the “Registration Statements”).  No other changes have been made to the Report.

This Report on Form 6-K/A shall not be deemed to be incorporated by reference into the Registration Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2018

GASLOG PARTNERS LP

by:	/s/ Andrew J. Orekar
	Name:	Andrew J. Orekar
	Title:	Chief Executive Officer